FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For July 11, 2003

                        Commission File Number 333-66973


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                               INDEX TO EXHIBITS

Item
----

1.   Aerco Limited Monthly Report to Noteholders for July 2003

24.  Power of Attorney for AerCo Limited.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 11, 2003


                                       AERCO LIMITED
                                         (Registrant)

                                       By:  /s/ Sean Brennan
                                           ----------------------------------
                                            Name:  Sean Brennan
                                            Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                                     July-03
Payment Date                              15th of each month
Convention                                Modified Following Business Day
Current Payment Date                      15-Jul-03
Current Calculation Date                  9-Jul-03
Previous Payment Date                     16-Jun-03
Previous Calculation Date                 10-Jun-03
-------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------------------------------------
                                                         Prior            Deposits          Withdrawals          Balance on
                                                        Balance                                               Calculation Date
                                                       10-Jun-03                                                  9-Jul-03
------------------------------------------------------------------------------------------------------------------------------
Expense Account                                         602,125.38      4,398,756.62       (3,659,961.68)        1,340,920.32
Collection Account                                   93,008,636.14     13,737,286.48      (12,159,615.14)       94,586,307.48
Aircraft Purchase Account                                        -                 -                   -                    -

 - Liquidity Reserve cash balance                    80,849,021.00         50,000.00                   -        80,899,021.00
------------------------------------------------------------------------------------------------------------------------------
Total                                                93,610,761.52     18,136,043.10      (15,819,576.82)       95,927,227.80
------------------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                -
Interest Income                                                                                                             -
Aircraft Purchase Payments                                                                                                  -
Economic Swap Payments                                                                                                      -
------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                         -
------------------------------------------------------------------------------------------------------------------------------


3. Analysis of Expense Account Activity

------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                       602,125.38
Transfer from Collection Account on previous Payment Date                                                        4,397,874.62
Permitted Aircraft Accrual                                                                                                  -
Interim Transfer from Collection Account                                                                                    -
Interest Income                                                                                                        882.00
Balance on current Calculation Date
 - Payments on previous payment date                                                                              (714,933.74)
 - Interim payments                                                                                             (2,945,027.94)
 - Other
------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                              1,340,920.32
------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                    93,008,636.14
Collections during period                                                                                       13,737,286.48
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                      (4,397,874.62)
 - Permitted Aircraft Modifications                                                                                         -
Interim Transfer to Expense Account                                                                                         -
Gross Swap payments on previous Payment Date                                                                    (3,439,488.46)
Aggregate Note Payments on previous Payment Date                                                                (4,322,252.06)
------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                             94,586,307.48
-------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                30,000,000.00
Second Collection Account Reserve                                                                               35,000,000.00
Cash Held
 - Security Deposits                                                                                            15,899,021.00
                                                                                                               ---------------
 Liquidity Reserve Amount                                                                                       80,899,021.00
                                                                                                               ---------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                       15-Jul-03
Current Calculation Date                   9-Jul-03
Previous Payment Date                      16-Jun-03
Previous Calculation Date                  10-Jun-03
-------------------------------------------------------------------------------

Balance in Collection and Expense Account                                             95,927,227.80
Liquidity Reserve Amount                                                             (80,899,021.00)
                                                                                  ------------------
Available Collections                                                                 15,028,206.80
                                                                                  ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)         Total Required Expense Amount                                              5,000,000.00
(II) a)     Class A Interest but excluding Step-up                                     1,048,337.02
     b)     Swap Payments other than subordinated swap payments                        3,205,401.83
(iii)       First Collection Account top-up (Minimum liquidity reserve $30 m)         30,000,000.00
(iv)        Class A Minimum principal payment                                                     -
(v)         Class B Interest                                                             206,224.61
(vi)        Class B Minimum principal payment                                            586,355.86
(vii)       Class C Interest                                                             359,209.15
(viii)      Class C Minimum principal payment                                                     -
(ix)        Class D Interest                                                             708,333.33
(x)         Class D Minimum principal payment                                                     -
(xi)        Second collection account top-up                                          50,899,021.00
(xii)       Class A Scheduled principal                                                3,914,345.00
(xiii)      Class B Scheduled principal                                                           -
(xiv)       Class C Scheduled principal                                                           -
(xv)        Class D Scheduled principal                                                           -
(xvi)       Permitted accruals for Modifications                                                  -
(xvii)      Step-up interest                                                                      -
(xviii)     Class A Supplemental principal                                                        -
(xix)       Class E Primary Interest                                                              -
(xx)        Class B Supplemental principal                                                        -
(xxi)       Class A Outstanding Principal                                                         -
(xxii)      Class B Outstanding Principal                                                         -
(xxiii)     Class C Outstanding Principal                                                         -
(xxiv)      Class D Outstanding Principal                                                         -
(xxv)       Subordinated Swap payments                                                            -
                                                                                  ------------------
            Total Payments with respect to Payment Date                               95,927,227.80
            less collection Account Top Ups (iii) (b) and (xi) (b) above              80,899,021.00
                                                                                  ------------------
                                                                                      15,028,206.80
                                                                                  ==================
                                                                                              (0.00)
----------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                        15-Jul-03
Current Calculation Date                    9-Jul-03
Previous Payment Date                       16-Jun-03
Previous Calculation Date                   10-Jun-03
-------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

------------------------------------------------------------------------------------------------------------------------------------
                                                                   Subclass           Subclass         Subclass             Total
Floating Rate Notes                                                  A-2                 A-3              A-4              Class A

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                                     1.18000%          1.18000%          1.18000%
Applicable Margin                                                     0.3200%           0.4600%           0.5200%
Applicable Interest Rate                                             1.50000%          1.64000%          1.70000%
Day Count                                                             Act/360           Act/360           Act/360
Actual Number of Days                                                      29                29                29
Interest Amount Payable                                            127,846.30        717,868.33        202,622.39      1,048,337.02
Increase in Step-up Interest Amount Payable in Current Month         NA              220,868.37         NA               220,868.37
Total Step-up Interest Amount Payable to date                        NA            1,116,189.47         NA             1,116,189.47
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                                127,846.30        717,868.33        202,622.39      1,048,337.02
------------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                         15-Dec-05         15-Jun-02         15-May-11
Excess Amortisation Date                                            17-Aug-98         15-Feb-06         15-Aug-00
------------------------------------------------------------------------------------------------------------------------------------
Original Balance                                               290,000,000.00    565,000,000.00    235,000,000.00
Opening Outstanding Principal Balance                          105,803,833.49    543,382,252.30    147,959,557.46    797,145,643.25
------------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                                  47.59%           100.00%            74.37%
Pool Factors                                                           34.47%           100.00%            64.47%
------------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                                0.00                 -              0.00                 -
Scheduled Principal Payment                                      3,914,345.00                 -              0.00      3,914,345.00
Supplemental Principal Payment                                              -                 -                 -                 -
------------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                              3,914,345.00                 -              0.00      3,914,345.00
------------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
------------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                          101,889,488.50    543,382,252.30    147,959,557.46    793,231,298.26
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                                                       Subclass           Subclass              Total
Floating Rate Notes                                                      B-1                 B-2               Class B

------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                                      1.18000%            1.18000%
Applicable Margin                                                      0.6000%             1.0500%
Applicable Interest Rate                                              1.78000%            2.23000%
Day Count                                                              Act/360             Act/360
Actual Number of Days                                                       29                  29
Interest Amount Payable                                              87,958.04          118,266.57           206,224.61
Increase in Step-up Interest Amount Payable in Current Month         NA                  NA
Total Step-up Interest Amount Payable to date                        NA                  NA
------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                                  87,958.04          118,266.57           206,224.61
------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                          15-Jul-13           15-Jun-08
Excess Amortisation Date                                             17-Aug-98           15-Aug-00
------------------------------------------------------------------------------------------------------------------------
Original Balance                                                 85,000,000.00       80,000,000.00
Opening Outstanding Principal Balance                            61,342,296.27       65,835,729.92       127,178,026.19
------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                                   79.02%              98.11%
Pool Factors                                                            71.91%              95.96%
------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           411,999.65          174,356.21           586,355.86
Scheduled Principal Payment                                                  -                   -                    -
Supplemental Principal Payment                                               -                   -                    -
------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                                 411,999.65          174,356.21           586,355.86
------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                            60,930,296.62       65,661,373.71       126,591,670.33
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                                                     Subclass           Subclass              Total
Floating Rate Notes                                                     C-1                C-2               Class C

------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                                      1.18000%           1.18000%
Applicable Margin                                                      1.3500%            2.0500%
Applicable Interest Rate                                              2.53000%           3.23000%
Day Count                                                              Act/360            Act/360
Actual Number of Days                                                       29                 29
Interest Amount Payable                                             161,488.82         197,720.33            359,209.15
Increase in Step-up Interest Amount Payable in Current Month         NA                 NA
Total Step-up Interest Amount Payable to date                        NA                 NA
------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                                 161,488.82         197,720.33            359,209.15
------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                          15-Jul-13          15-Jun-08
Excess Amortisation Date                                             17-Aug-98          15-Aug-00
------------------------------------------------------------------------------------------------------------------------
Original Balance                                                 85,000,000.00      80,000,000.00
Opening Outstanding Principal Balance                            79,236,710.01      75,989,451.34        155,226,161.35
------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                                   97.49%             96.99%
Pool Factors                                                            91.91%             93.57%
------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                                    -                  -                     -
Scheduled Principal Payment                                                  -                  -                     -
Supplemental Principal Payment                                               -                  -                     -
------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                                          -                  -                     -
------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                            -                  -
- amount allocable to principal                                              -                  -
- amount allocable to premium                                                -                  -
------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                            79,236,710.01      75,989,451.34        155,226,161.35
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------

Fixed Rate Notes                                                     D-2

------------------------------------------------------------------------------
Applicable Interest Rate                                             8.50000%
Day count                                                              30/360
Number of Days                                                             30
Interest Amount Payable                                            708,333.33
------------------------------------------------------------------------------
Total Interest Paid                                                708,333.33
------------------------------------------------------------------------------
Expected Final Payment Date                                         15-Mar-14
Excess Amortisation Date                                            15-Jul-10
------------------------------------------------------------------------------
Original Balance                                               100,000,000.00
Opening Outstanding Principal Balance                          100,000,000.00
------------------------------------------------------------------------------
Extended Pool Factors                                                 100.00%
Expected Pool Factors                                                 100.00%
------------------------------------------------------------------------------
Extended Amount                                                             -
Expected Pool Factor Amount                                                 -
Surplus Amortisation
------------------------------------------------------------------------------
Total Principal Distribution Amount                                         -
------------------------------------------------------------------------------
Redemption Amount                                                           -
- amount allocable to principal                                             -
                                                         ---------------------
- amount allocable to premium                                               -
------------------------------------------------------------------------------
Closing Outstanding Principal Balance                          100,000,000.00
------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                         15-Jul-03
Current Calculation Date                      9-Jul-03
Previous Payment Date                        16-Jun-03
Previous Calculation Date                    10-Jun-03
-------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period             16-Jul-03
End of Interest Accrual Period               15-Aug-03
Reference Date                               11-Aug-03

------------------------------------------------------------------------------------------------------------------------------------

                                                A-2           A-3          A-4         B-1          B-2          C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                              1.10688%      1.10688%     1.10688%    1.10688%     1.10688%     1.10688%    1.10688%
Applicable Margin                              0.3200%       0.4600%      0.5200%     0.6000%      1.0500%      1.3500%     2.0500%
Applicable Interest Rate                       1.4269%       1.5669%      1.6269%     1.7069%      2.1569%      2.4569%     3.1569%

------------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------

Fixed Rate Notes                                D-1

-------------------------------------------------------

Actual Pool Factor                             100.00%

-------------------------------------------------------


7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                         A-2           A-3          A-4         B-1          B-2          C-1          C-2

Opening Outstanding Principal Balance       105,803.83    543,382.25   147,959.56   61,342.30    65,835.73    79,236.71   75,989.45
Total Principal Payments                      3,914.34             -         0.00      412.00       174.36            -           -
Closing Outstanding Principal Balance       101,889.49    543,382.25   147,959.56   60,930.30    65,661.37    79,236.71   75,989.45

Total Interest                                  127.85        717.87       202.62       87.96       118.27       161.49      197.72
Total Premium                                  0.0000%       0.5000%      0.0000%     0.0000%      0.0000%      0.0000%     0.0000%

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------

(b) Fixed Rate Notes                            D-2

-------------------------------------------------------

Opening Outstanding Principal Balance       100,000.00
Total Principal Payments                             -
Closing Outstanding Principal Balance       100,000.00

Total Interest                                  708.33
Total Premium                                        -

-------------------------------------------------------

                                                                        Item 24


                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                           /s/ G. Adrian Robinson
                                              ----------------------------
                                              G. Adrian Robinson

                                              Witness: /s/ B. C. Robins
                                                      --------------------


Dated: 24 July 2002                           /s/ Peter Sokell
                                              ----------------------------
                                              Peter Sokell

                                              Witness: /s/ B. C. Robins
                                                      --------------------


Dated: 24 July 2002                           /s/ Kenneth N. Peters
                                              ----------------------------
                                              Kenneth N. Peters

                                              Witness: /s/ B. C. Robins
                                                      --------------------


Dated: 24 July 2002                           /s/ M. John McMahon
                                              ----------------------------
                                              M. John McMahon

                                              Witness: /s/ B. C. Robins
                                                      --------------------


Dated: 9 August 2002                          /s/ Sean Brennan
                                              ----------------------------
                                              Sean Brennan

                                              Witness: Marian Kennedy
                                                       -------------------